Exhibit 12
CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended
	September 30,
	2006	2007
Net Income	$133	$189
Income taxes	91	114
Capitalized interest	(3)	(11)

	221	292

Fixed charges, as defined:

Interest	125	135
Capitalized interest	3	11
Interest component of rentals charged to operating income	12	10

Total fixed charges	140	156

Earnings, as defined	$361	$448

Ratio of earnings to fixed charges	2.58	2.87